

April 13, 2012

<u>Via E-Mail</u>

Keith E. Gottfried, Esq.
Alston & Bird LLP
950 F Street, N.W.
The Atlantic Building
Washington, DC 20004

   Re: **Onvia, Inc.**
     Preliminary Proxy Statement
     Filed April 6, 2012
     SEC File No. 001-35164

Dear Mr. Gottfried:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Schedule 14A</u>

<u>General Information</u>

<u>Who will solicit proxies on behalf of the Board?, page 6</u>

1. We note that you may solicit proxies by telephone, telegram, facsimile, electronic mail, Internet, other electronic means and personal solicitation. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding. Also, disclose what "other electronic means" you plan to utilize.

2. If you do solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

3. Please disclose the information required by Item 4(b)(4) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions